Exhibit 99.65

News Release

For immediate release

FOR CANADIAN DISTRIBUTION ONLY

BITZERO HOLDINGS INC. ENGAGES WITH ADELAIDE CAPITAL MARKETS INC. TO DRIVE INVESTOR ENGAGEMENT AND CAPITAL MARKETS STRATEGY

VANCOUVER, British Columbia – November 25, 2025 – Bitzero Holdings Inc. (CSE: BITZ.U), (“Bitzero” or the “Company”), the Company focused on sustainable Blockchain and High-Performance Computing data centers, is pleased to announce that it has engaged Adelaide Capital Markets Inc. (“Adelaide”), a leading investor relations and capital markets advisory firm, to provide investor relations and consulting services to the Company. This partnership comes on the heels of the announcement that Bitzero is now trading on the Canadian Securities Exchange (“CSE”).

Adelaide is a full-service investor relations and social media firm that specializes in small-cap growth companies. Adelaide will work closely with Bitzero to develop and deploy a comprehensive capital markets program, which includes, virtual campaigns, social media, conferences and assisting with investor communication.

The investor relations contract is for an initial term of November 24, 2025 – February 24, 2026. In exchange for Adelaide’s services, the Company has agreed to pay a monthly fee of CAD$8,000 (plus applicable taxes). The consulting contract shall automatically renew on a monthly basis until such time that the agreement is terminated in accordance with its terms.

As of the date hereof, Adelaide does not have any interest, directly or indirectly, in the Company or its securities.

“Adelaide’s expertise in small-cap growth companies and innovative approach to investor engagement will help us effectively communicate our growth story and strategic vision,” said Mohammed Bakhashwain, President and Chief Executive Officer of Bitzero. “This collaboration marks an important step in connecting with current and potential investors as we continue to scale our sustainable blockchain and high-performance computing operations.”

Adelaide is located at Suite 1050, 400 Burrard Street, Vancouver, British Columbia, phone number of (604)-331-1213 and email address of info@adcap.ca.

Adelaide Contact

Victoria Rutherford

(480) 625 5772

Victoria@adcap.ca

www.adcap.ca

Bitzero Investor Contact

Mohammed Bakhashwain

+44 777 303 0394

investors@bitzero.com

Bitzero Press Contact

Shannon Tucker

bitzero@nextpr.com

For more information, visit www.bitzero.com.

About Bitzero Holdings Inc.

Bitzero Holdings Inc. is a provider of IT energy infrastructure and high-efficiency power for data centers. The company focuses on data center development, Bitcoin mining, and obtaining strategic data center hosting partnerships. Bitzero Holdings Inc. now has four data center locations in the North American and Scandinavian regions, powered by clean, low-carbon energy sources. Visit www.bitzero.com for more information.

Forward-Looking Information

This news release contains “forward-looking information” and “forward-looking statements” (collectively, “forward-looking information”) within the meaning of applicable Canadian securities laws. Forward-looking information in this release includes, but is not limited to, statements regarding:; the Company’s business plans and objectives; the Company’s relationship with Adelaide; the impact of Adelaide on the Company; the Company’s growth strategy; the Company’s ability to create shareholder value; and other statements regarding future events, performance, or results.

Forward-looking information is based on management’s reasonable assumptions at the date such statements are made, including, but not limited to: the timely receipt of all necessary regulatory approvals; the availability and cost of hydroelectric power and mining equipment; the costs associated with operations will remain consistent; the Company’s ability to execute its business strategy as planned; the price and network difficulty of Bitcoin; the ability to attract and retain key personnel; the CSE listing will be beneficial for the Company’s growth; Adelaide’s engagement with the Company will have the intended effect; the Company and Adelaide will work positively together; and the absence of material adverse changes in applicable laws, regulations, or the business environment.

Forward-looking information is subject to known and unknown risks, uncertainties, and other factors that may cause actual results, performance, or achievements to differ materially from those expressed or implied by such forward-looking information. These risks and uncertainties include, but are not limited to: the risk that final CSE approval is not obtained of Adelaide’s engagement; risks inherent in IT infrastructure and cryptocurrency mining businesses; fluctuations in power costs, Bitcoin prices, and network difficulty; reliance on key personnel; risks related to insurance, litigation, and regulatory compliance; risks associated with the Company’s limited operating history and ability to manage growth; risks relating to political and economic conditions; local laws may impact Bitzero’s business; and other risks described under “Risk Factors” in the Company’s public disclosure documents available on SEDAR+ at www.sedarplus.ca.

Readers are cautioned not to place undue reliance on forward-looking information. Except as required by applicable law, the Company undertakes no obligation to update or revise any forward-looking information, whether as a result of new information, future events, or otherwise.

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